SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of Letter to the Buenos Aires Stock Exchange dated August 28, 2017.

Autonomous City of Buenos Aires, August 28, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Changes in the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with Article 23 of Chapter VII of the Merval Listing Regulations, in order to report changes in the Senior Management Structure of YPF S.A. (“YPF” or the “Company”).

In this regard, please be informed that the Board of Directors, at its meeting on the date hereof, approved the following changes:

I.	The creation of the internal Executive Management Committee, composed of the Upstream, Downstream, Gas and Energy Executive Vice Presidencies, the CFO and the new Vice Presidencies of Corporate Affairs, Communications and Marketing and of Operations and Transformation.

II.	The resignation of the Chief Executive Officer (CEO) Mr. Ricardo Darré for personal reasons.

III.	The creation of the Operations and Transformation Vice Presidency and the appointment of Mr. Carlos Alfonsi to serve in this role.

IV.	The designation of Mr. Pablo Bizzotto to serve as Upstream Executive Vice President.

V.	The designation of Mr. Santiago Martínez Tanoira to serve as Downstream Executive Vice President.

VI.	The Communication and Institutional Relations Vice Presidency is converted to the Corporate Affairs, Communications and Marketing Vice Presidency, which will be led by Mr. Sebastián Mocorrea.

VII.	The incorporation of the Business Development area within the functions of the CFO.

VIII.	The remaining Vice Presidencies that are part of the Management Committee today will report as follows:

a.	The Vice Presidencies of Supply Chain, led by Mr. Fernando Giliberti; MASS, led by Mr. Gustavo Chaab; Human Resources, led by Mr. Fernando Dasso; and the CTO, Mr. Sergio Fernández Mena, will report to the new Vice Presidency of Operations and Transformation led by Mr. Carlos Alfonsi.

b.	The Legal Affairs Corporate Vice Presidency, led by Mr. Germán Fernández Lahore, will report to the Vice Presidency of Corporate Affairs, Communication and Marketing.

c.	The Business Development Vice Presidency, led by Mr. Sergio Giorgi will report to the CFO.

IX.	Finally, the Board of Directors created: (i) a new Board of Directors committee, the Committee of Strategy and Transformation, composed of the Presidents of the rest of the committees, the President of the Board of Directors and the representative of the Class A shareholders, and (ii) the Geosciences Advisory Committee, which will be led by Mr. Daniel Kokogián.

Yours faithfully,

Diego Celáa Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 28, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer